January 22, 2009

United States Securities and Exchange Commission
Washington, DC
20548

Re:          Black Diamond Brands Corporation
Form 20F for Fiscal Year Ended
December 31, 2009
Filed August 13, 2008
File No. 000-52145

Attention: Mr. Ethan Horowitz

Dear Sir,

I have reviewed your comments and offer the following response in an amended filing.

Item 15 - Controls and Procedures, page 39

Further assessment by management has indicated the need for an amended filing. This assessment found the disclosure controls and procedure were not as effective as required. Consultation with our auditors has resulted in an upgrade to our bookkeeping and record keeping system that should provide management with the resources to make timely decisions regarding required disclosures.

Exhibits 43. and 4.4 - Section 302 Certifications

The Certification for J. Robert Moynes has been amended to reflect his position as the principal financial officer at time of filing.

To the best of its ability the company attests to the accuracy and adequacy of the amended filing.

Yours truly,

J. Robert Moynes
Chief Financial Officer
Black Diamond Brands Corporation
600-595 Hornby Street
Vancouver, BC
Canada
V6C 2E8